OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah 84121

October 9, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Overstock.com, Inc.

Amendment No. 2 to Registration Statement on Form S-3

Filed July 31, 2015

File No. 333-203607

Dear Ms. Ransom:

As CEO of Overstock.com, Inc. (“Overstock” or the “Company”), I am submitting this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 28, 2015 relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  For convenience, the Staff’s comments are set forth herein followed by our responses.  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 3 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.              Please revise your disclosure to include a discussion of the proprietary ledger, as you do in your response to comment 1 and in Appendix I. In doing so, please clarify who maintains this ledger and how it will be published. We presume that the proprietary ledger is the means by which the general public will have access to “robust and transparent trading data,” to which you make reference on page 7.

Response:  The Company has revised its disclosure on page 35-36 to discuss the proprietary ledger.  The revised disclosure clarifies that the proprietary ledger will be maintained by the Pro Securities ATS. The Company’s transfer agent, trustee or similar agent satisfies the Company’s books and records obligations by combining the information received from the proprietary ledger, which is provided by the Pro Securities ATS, with the personal identifying information received from the broker-dealer that will be licensed to provide access to the Pro Securities

ATS digital securities trading platform (initially DriveWealth LLC) with respect to its customers trading in the Company’s digital securities. The revised disclosure clarifies that the general public will have access to robust and transparent trading data through the electronic publication of the proprietary ledger and the distributed ledger.  The validity of publicly available copies of the proprietary ledger can be mathematically proven utilizing cryptographically-secured distributed ledger network technology.

2.              Please revise Appendix I to separately depict the role of the purchasers of your securities.

Response:  The Company has revised Appendix I to more clearly depict the role of the purchasers of our digital securities, who will be institutional or retail customers of the broker-dealer that will be licensed to provide access to the Pro Securities ATS digital securities trading platform. Such broker-dealer will be a member of the Pro Securities ATS and will provide sponsored access for its customers to the Pro Securities ATS for purposes of trading the Company’s digital securities.  Initially, DriveWealth LLC will be the broker-dealer through which orders to buy and sell the Company’s digital securities can be made, and the Pro Securities ATS is the only venue through which the Company’s digital securities will be traded. The Company has also included an additional slide, which depicts a primary issuance of securities.

3.              We note your response to comment 3 and your indication that the TIGRCub bonds were “recorded as data embedded in the Bitcoin Blockchain,” however it is not clear to us how this occurred, considering no ATS was involved in this sale. Please explain who recorded the TIGRCub bonds in the distributed ledger assuming validation of the proprietary ledger is required for unregistered offerings of digital securities.

Response:

As noted in the Amendment, the issuance of the TIGRCub bonds was a limited demonstration of the underlying tØ software technology, and the TIGRCub bonds have characteristics that differ from those of the digital securities to be offered pursuant to the Registration Statement.  In particular, unlike the digital securities to be offered pursuant to the Registration Statement, the distributed ledger (i.e., the Bitcoin blockchain) serves as the definitive record of ownership for the TIGRCub bonds. While there is no proprietary ledger for the TIGRCub bonds, the Company’s transfer agent maintains an independent continuously updated set of records that records all transactions as reflected on the distributed ledger. The sale of TIGRCub bonds was recorded to the distributed ledger directly by the Company utilizing the same underlying tØ technology that will be used by the Pro Securities ATS. A proprietary ledger is not required with respect to the TIGRCub bonds because there is not expected to be a secondary market in these digital securities and therefore the limited throughput of the Bitcoin blockchain (approximately 7 transactions processed per second) is sufficient to record all transactions in TIGRCub bonds.  In contrast, digital securities issued under the Registration Statement are expected to have significantly more trading activity, and the use of the proprietary ledger permits real-time recordation of settlement of these trades.

4.              We note your disclosure in your Quarterly Report on Form10-Q filed on August 7, 2015 that you have developed a new financial product, the Preborrow Assured Token. Please provide us with a description of this product and, in doing so, tell us whether it is considered a security as defined in the Securities Act of 1933. Please also explain what you mean when you say on page 31 of your Form 10-Q that “[PATs] are expected to be issued through Pro Securities, LLC” (emphasis added).

Response:  The Company respectfully advises the Staff that the Registration Statement does not seek to register or otherwise relate to the Pre-borrow Assured Token (“PAT”) product.  The Company supplementally advises the Staff that PATs are expected to be digital securities that allow their holder to satisfy certain locate requirements set forth in Regulation SHO.  Each PAT will reference certain NMS Securities, as defined in Rule 600(b)(46) under the Securities Exchange Act of 1934 (the “Exchange Act”), that will have been pre-borrowed in a specified quantity.  PATs will not be issued by the Company.  Rather, PATS will be issued on each trading day by a special purpose entity, sold via auction through the Pro Securities ATS in accordance with one or more applicable exemptions from the registration requirements of the Securities Act of 1933 and will trade solely among institutional investors that are Qualified Institutional Buyers, Qualified Purchases and Accredited Investors within the meaning of such terms under the federal securities laws. Once PATs are issued and purchased at auction, as described in the preceding sentence, a PAT may, subject to applicable transfer restrictions, be sold by the holder thereof through the Pro Securities ATS at any time prior to the PAT’s expiration at 8:00 p.m. New York time on the issuance date.

Risks Applicable to Digital Securities Offerings, page 4

5.              We note your revised disclosure on pages 5 and 36. Please discuss the risks of using the Bitcoin Blockchain to validate transactions. Also, describe the likelihood that the Bitcoin Blockchain will be used for this offering. In this regard, we note your disclosure on page 5 that “[y]ou are aware of other projects attempting to develop similar technology.”

Response:  As noted in the Amendment, the cryptographically-secured distributed ledger network technology employed with respect to digital securities could be technology that is currently used for trading digital currencies (e.g., the Bitcoin blockchain), technology similar to that used for trading digital currencies that is adapted for trading digital securities, or technology designed principally for transactions in digital securities. Initially, transactions in our digital securities on the Pro Securities ATS utilizing tØ software technology will utilize the Bitcoin blockchain as the relevant distributed ledger, thereby capitalizing on Bitcoin’s established algorithm-based consensus approach to mathematically proving the validity of copies of the proprietary ledger.  In the future, different distributed ledger technology may be employed in connection with our digital securities.  In this case, such distributed ledger technology will be described in the applicable prospectus supplement with respect to such digital securities.

With respect to the Company’s digital securities, the Bitcoin blockchain is solely used to mathematically prove the validity of copies of the definitive proprietary ledger that is controlled by the Pro Securities ATS.  Because the Bitcoin blockchain does not impact the ownership of our digital securities and serves only a corroborating function with respect to the proprietary ledger, the Company respectfully advises the Staff that it does not believe that the use of the Bitcoin blockchain, or any alternative distributed ledger technology, to mathematically prove the validity of copies of the proprietary ledger poses material risks to investors.

As described in the Amendment, a trade in the Company’s digital securities is definitively settled at the time it is recorded on the proprietary ledger by the Pro Securities ATS using our tØ technology.  Such a trade is incorporated into the books and records information received by the Transfer Agent from the Pro Securities ATS. Whether a cryptographic hash function is recorded to the distributed ledger with respect to a set of consummated trades in the Company’s digital securities is not relevant to the occurrence and consummation of such trades.

6.              We note your indication here that Pro Securities LLC currently has the operational capability to trade digital securities. Please state here, as you do in your response, that Pro Securities’ license to use the TØ technology is still in process and that no broker-dealers have completed the licensing process to use the TØ technology.

Response:  The Company respectfully advises the Staff that as of the date of this letter, Pro Securities LLC has completed the licensing process to use the tØ technology.  In addition, DriveWealth LLC, a registered broker-dealer and a subscriber of the ATS operated by Pro Securities LLC that will be authorized to permit its customers to open accounts to transact in the Company’s digital securities thereon, has reached an agreement in principal to become a licensee with respect to the tØ technology.

Digital Securities ATS, page 36

7.              We note your response to comment 5. Revise here or elsewhere, as appropriate, to clarify that the ATS application process for purposes of trading digital securities is not complete.

Response:  The Company believes that the ATS application process is now complete, but understands that Pro Securities has undertaken to voluntarily provide additional information to the Commission.

* * * *

In connection with responding to the Staff’s comments, I and the Company each acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Overstock may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  If I can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (801) 947-3100.

Respectfully submitted,

/s/ Dr. Patrick M. Byrne
Dr. Patrick M. Byrne
CEO, Overstock.com

cc:                                Jennifer Lopez

Division of Corporation Finance

U.S. Securities and Exchange Commission

Michael Butowsky

Stephen J. Obie

Joel Telpner

Edward B. Winslow

Jones Day

OVERSTOCK.COM, INC.

6350 South 3000 East

Salt Lake City, Utah 84121

APPENDIX I - Revised

(See Supplemental Slide Deck - Attached)